EXHIBIT 99.6
Media release

Rio Tinto donates A$1.5 million to Queensland and New South Wales flood relief and recovery efforts

07 March 2022

MELBOURNE, Australia--(BUSINESS WIRE)--Rio Tinto has donated A$1.5 million to disaster relief and recovery efforts supporting people affected by widespread floods in Queensland and New South Wales.
The funds will help provide vital support to impacted communities and comprise of:

•A$750,000 to the Australian Red Cross’ Floods Appeal which enables volunteers and staff to help with evacuation and relief centres, as well as supporting people and communities to recover and build resilience to disasters;

•A$500,000 to BizRebuild, a Business Council of Australia initiative that provides practical and on the ground assistance to small and local businesses devastated by natural disasters.

•A$250,000 to Givit, a grassroots charity buying and delivering essential items for people affected by the floods.

Rio Tinto is also offering immediate financial support to employees directly impacted by the floods, as well as providing staff involved in recovery efforts, such as Queensland’s ‘Mud Army’, with full paid leave. In addition to this, the company will match any staff donations to flood relief causes.

Rio Tinto Chief Executive Australia Kellie Parker said “As a company with a proud connection to Queensland, where we employ thousands of people across the state, we want to support those suffering from these devasting floods.

“Australian Red Cross, BizRebuild and Givit provide crucial assistance to communities in times of crisis, and we hope our donations can support their tireless efforts caring for those affected by the floods.

“We have also made sure that any of our people directly impacted by the floods can access emergency funding if needed, while those involved in the clean-up effort are supported with full paid leave.

“In addition to the steps announced today, we will continue to explore ways to help flood-affected people and communities.”

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
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David Outhwaite
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Menno Sanderse
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David Ovington
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Clare Peever
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Media Relations, Australia
Jonathan Rose
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Matt Chambers
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Jesse Riseborough
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Investor Relations, Australia
Natalie Worley
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Amar Jambaa
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